Maurice Blanco (212) 450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

November 19, 2021

Re:	APx Acquisition Corp. I
Draft Registration Statement on Form S-1
Submitted July 16, 2021
CIK No. 0001868573

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Attention: Howard Efron, Isaac Esquivel, Ronald (Ron) E. Alper and Brigitte Lippmann

Dear Mr. Efron, Mr. Esquivel, Mr. Alper and Mrs. Lippmann,

On behalf of our client, APx Acquisition Corp. I, a Cayman corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated August 10, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Registration Statement on Form S-1

Capitalization, page 87

1. We note that you are offering 15,000,000 Class A shares as part of your initial public offering of units, but only show 13,020,792 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response:	The Company respectfully acknowledges the Staff's comment and advises the Staff that it has revised page 96 of Submission No. 2.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4086 or maurice.blanco@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Maurice Blanco

Maurice Blanco, Esq.

cc:	Daniel Braatz
Xavier Martinez
APx Acquisition Corp. I
Pedro Bermeo, Davis Polk & Wardwell LLP

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